Exhibit 12.1

PINNACLE WEST CAPITAL CORPORATION

COMPUTATION OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

	Six Months Ended June 30,	Twelve Months Ended December 31,
	2003	2002	2001	2000	1999	1998
Earnings:
Income from Continuing Operations	$75,042	$206,198	$327,367	$302,332	$269,772	$242,892
Income Taxes	48,002	132,228	213,535	194,200	141,592	138,589
Fixed Charges	114,802	219,651	211,958	202,804	194,070	201,184
Total	237,846	558,077	752,860	699,336	605,434	582,665

Fixed Charges:
Interest Expense	98,968	187,512	175,822	166,447	157,142	163,975
Estimated Interest Portion of Annual Rents	15,834	32,139	36,136	36,357	36,928	37,209
Total Fixed Charges	114,802	219,651	211,958	202,804	194,070	201,184

Ratio of Earnings to Fixed Charges (rounded down)	2.07	2.54	3.55	3.44	3.11	2.89